BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ 60.872.504/0001-23         Publicly Listed Company         NIRE 35300010230

                 Authorized Capital: up to 2,000,000,000 shares
   Subscribed and Paid-in Capital: R$ 12,881,120,000.00 - 1,201,459,384 shares

                          EXTRAORDINARY GENERAL MEETING
                               OF DECEMBER 26 2006
                               -------------------

              On 26 December 2006 at 3:00 p.m., the stockholders of BANCO ITAU HOLDING FINANCEIRA S.A. met in the auditorium at the company's registered offices at Praca Alfredo Egydio de Souza Aranha 100, Torre Itausa - 9th floor in the city and state of Sao Paulo for an Extraordinary General Meeting, convened by notices published in the newspapers "Valor Economico", editions of December 8 (page C1), 11 (page C3) and 12 2006 (page C3) and "Diario Oficial do Estado de Sao Paulo", editions of December 8 (page 13), 9 (page 7) and 12 2006 (page 7), with the following AGENDA:

     >> the approval of the Protocol and Justification of Incorporation of the totality of shares representing the capital of the corporations BankBoston Uruguay S.A., OCA Casa Financiera S.A., OCA S.A. and Boston Directo S.A., converting them into its wholly-owned subsidiaries;

     >> the ratification of the appointment of the appraising company, Hirashima & Associados Consultoria em Transacoes e Reestruturacoes Societarias Ltda., for the preparation of the appropriate valuation reports;

     >>   the examination and approval of the aforesaid valuation reports;

     >> the increase in the capital stock by R$ 209,298,000.00, through the issue of 3,130,392 book entry common shares with no par value, which shall be delivered to the stockholders of the mentioned corporations, in substitution of their rights as partners which will be extinguished in the light of the incorporation of shares;

     >> the alteration to the wording in the caption sentence to Article 3 of the corporate bylaws to register the new value of the capital stock and its division into shares;

              With the signatures in the appropriate register indicating the presence of the stockholders representing more than two thirds of the voting stock and additionally, members of the company's management, the Fiscal Councilor Prof. Iran Siqueira Lima and representatives of the appraising company, Hirashima & Associados - Consultoria em Transacoes e Reestruturacoes Societarias Ltda., the Meeting was declared in session. In accordance with the statutory provisions, the presidency was assumed by Dr. Roberto Egydio Setubal, Chief Executive Officer, who invited the stockholder, Carlos Roberto Zanelato to act as secretary, thus completing the Meeting's presiding officials.


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BANCO ITAU HOLDING FINANCEIRA S.A.                                        page 2
Extraordinary General Meeting of December 26, 2006 (3:00 pm)

              Opening the agenda of the day, the President requested the Secretary to read the following

                      "PROPOSAL OF THE BOARD OF DIRECTORS
                      -----------------------------------

Stockholders,

              The Board of Directors of BANCO ITAU HOLDING FINANCEIRA S.A. ("ITAU"), in continuation of the process of corporate reorganization broadly disclosed to the Market, which is related to the Agreements signed with the Bank of America Corporation ("BAC") on May 1 2006 and August 8 2006, such process involving, now, the acquisition of the operations of BankBoston in Uruguay, with the payment through delivery of book entry shares of ITAU, deems it appropriate to submit for consideration and resolution by the General Meeting, subject to the approval by both Central Bank of Brazil and Central Bank of Uruguay, the following proposal:

I - INCORPORATION OF SHARES
    -----------------------
- to incorporate the totality of the shares representing the capital stock of the corporations, BankBoston Uruguay S.A., Casa Financiera S.A., OCA S.A. and Boston Directo S.A., located in Montevideo, Uruguay, converting the said corporations into its wholly-owned subsidiaries, thus hereby approving:

a) the below transcribed "Justification and Protocol";

b) the ratification of the appointment of the appraising company Hirashima & Associados - Consultoria em Transacoes e Reestruturacoes Societarias Ltda., bearer of CNPJ 05.534.178/0001-36, which has accepted the task and, in anticipation, has prepared the valuation reports upon which the incorporation of shares shall be based; such selected company has no conflict or community of interests, present or potential, with the holding company of the corporation, or with its minority stockholders, or regarding the other corporations involved and their respective partners, or regarding the operation itself;

c) such valuation reports, made available to the stockholders, the reading of which is intended to be waived, shall be attached to the minutes of the Meeting and shall constitute a part thereof:

           'JUSTIFICATION AND PROTOCOL FOR INCORPORATION OF THE SHARES
       OF BANKBOSTON URUGUAY S.A., OCA CASA FINANCIERA S.A., OCA S.A. AND
           BOSTON DIRECTO S.A. BY BANCO ITAU HOLDING FINANCEIRA S.A.

BANCO ITAU HOLDING FINANCEIRA S.A., with its head office in Sao Paulo (SP), at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Itausa, bearer of CNPJ 60.872.504/0001-23, hereinafter denominated "ITAU"; BANKBOSTON URUGUAY S.A., with its head office at Calle Zabala, 1463 - Montevideo - Uruguay, hereinafter denominated "BKB URUGUAY"; OCA CASA FINANCIERA S.A., with its head office at Calle German Barbato, 1398, Oficina 101 - Montevideo - Uruguay, hereinafter denominated "FINANCIERA"; OCA S.A., with its head office at Calle Colonia, 1424
- Montevideo - Uruguay, hereinafter denominated "OCA"; and BOSTON DIRECTO S.A., with its head office at Calle Solano Garcia, 2404 - Montevideo - Uruguay, hereinafter denominated "BOSTON DIRECTO", by their legal undersigned representatives, hereby

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BANCO ITAU HOLDING FINANCEIRA S.A.                                        page 3
Extraordinary General Meeting of December 26, 2006 (3:00 pm)

agree to submit to their stockholders the incorporation, by ITAU, of the totality of shares representing the capital stock of the reminder corporations, converting the said corporations into its wholly-owned subsidiaries, in accordance with the following points:

a) the incorporation of shares arises from negotiations, out of which the acquisition of the operations of BANKBOSTON, in Uruguay, pursuant to agreements dated May 1 2006 and August 8, 2006, and constitutes an instrument of payment of the purchase price of the acquired stakes, pursuant to the dispositions of such agreements, which is considered to be a great opportunity to increase the activities in international markets, bringing advantages that shall add value to the stockholders;

b) the incorporation of the shares shall be made in the amounts of R$ 146,307,255.00 ($1,588,896,789.30 Uruguayan pesos), R$ 22,722,705.00
   ($246,768,576.30 Uruguayan pesos), R$ 40,076,285.00 ($435,228,455.10
   Uruguayan pesos) and R$ 191,755.00 ($2,082,459.30 Uruguayan pesos), respectively, taking into consideration the evaluation following market value of the shares of BKB URUGUAY, FINANCIERA, OCA and BOSTON DIRECTO, made by the specialized company Hirashima & Associados - Consultoria em Transacoes e Reestruturacoes Societarias Ltda., previously hired by the Board of Executive Officers of ITAU, subject to ratification by the General Stockholders' Meeting;

c) as a result thereof, ITAU shall issue 3,130,392 new book entry common shares, with no par value, being 2,188,263 shares allocated to the stockholders of BKB URUGUAY, 339,855 shares allocated to the stockholders of FINANCIERA, 599,406 shares allocated to the stockholders of OCA and 2,868 shares allocated to the stockholder of BOSTON DIRECTO, the current stockholders of ITAU not being entitled to preferential right to subscribe such shares, pursuant to the provisions of Paragraph 1, Article 252 of Law 6,404/76;

d) the new shares of ITAU shall be fully subscribed and paid-in through allotment to ITAU of the totality of the shares representing the capital stock of the corporations BKB URUGUAY, FINANCIERA, OCA and BOSTON DIRECTO;

e) thus, the stockholders of the corporations BKB URUGUAY, FINANCIERA, OCA and BOSTON DIRECTO shall thus have their shareholding stakes proportionally replaced by shares issued by ITAU, taking into consideration, in the ratio of replacement, the weighted average price of the preferred shares of ITAU in trades carried out in the Sao Paulo Stock Exchange, within the period from February 21, 2006 to April 24, 2006, and the economic value of the shares of the corporations, in accordance with the valuation reports prepared by the specialized company Hirashima & Associados - Consultoria em Transacoes e Reestruturacoes Societarias Ltda.;

f) the new shares of ITAU, allocated to the stockholders of the corporations BKB URUGUAY, FINANCIERA, OCA and BOSTON DIRECTO, shall be entitled to full proceeds that shall be declared as of the date of the General Meeting that resolves such incorporation of shares;

g) the capital stock of ITAU shall be increased by R$ 209,298,000.00, consequently being represented by 1,204,589,776 book entry shares, with no par value;

h) the caption sentence to Article 3 of ITAU's corporate bylaws shall be changed to register the new capital stock and the quantity of shares it represents;


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BANCO ITAU HOLDING FINANCEIRA S.A.                                        page 4
Extraordinary General Meeting of December 26, 2006 (3:00 pm)

i) the variation in the net worth of BKB URUGUAY, FINANCIERA, OCA and BOSTON DIRECTO verified between the date of the balance serving as base (April 30, 2006) for the incorporation of the shares and the date of the Meetings approving this Protocol, shall be booked by ITAU to the year-end results, as equity equivalence result;

j) the stockholders of the corporations ITAU, BKB URUGUAY, FINANCIERA, OCA and BOSTON DIRECTO, with rights to dissent from the resolutions of the Meetings, shall be assured to reimbursement of their shares according to the law; for the stockholders of ITAU, withdrawal rights shall be limited to those holders of common shares, who may exercise such rights based upon the share position on the day immediately prior to the first publication of the relevant notice convening the Meeting, as per unit value of R$ 14.87, which is equivalent to the equity value on December 31, 2005;

k) the cost planned for the making of the operation, in addition to the cost related to the corporate legal acts, shall be limited basically to the costs with external advisors, experts and auditors, estimated in R$ 1,000,000.00 (one million Reais);

l) the operation shall be submitted for approval by the Central Bank of Brazil and the Central Bank of Uruguay;

m) this and any other documentation related to the incorporation shall be held at the disposal of the stockholders of the corporations involved herein at the head office of such corporations.

Sao Paulo-SP, December 7 2006. (Signed) BANCO ITAU HOLDING FINANCEIRA S.A., BANKBOSTON URUGUAY S.A., OCA CASA FINANCIERA S.A., OCA S.A. and BOSTON DIRECTO S.A.'

II -   CHANGES TO BYLAWS
       -----------------
- as a result of the aforesaid item, to change the wording of the caption sentence to Article 3 of the bylaws, in order to register the new breakdown of the capital stock.

Finalizing, the Board of Directors proposes the publication of minutes of the Meeting with the exclusion of the names of the stockholders present, as permitted under Paragraph 2, of Article 130, of Law 6,404/76.

This is the proposal we submit to the examination of the stockholders. Sao Paulo-SP, December 7 2006. (signed) Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Fernao Carlos Botelho Bracher, Geraldo Jose Carbone, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Directors."

              Prior to submitting the "Proposal of the Board of Directors" to the examination and vote of the General Meeting, the President announced that:

a) the company's Fiscal Council had opined favorably on the proposal to incorporate the shares of the corporations BankBoston Uruguay S.A., OCA Casa Financiera S.A., OCA S.A. and Boston Directo S.A. pursuant to subsection III,
   Article 163 of Law 6,404/76;

b) in accordance with the conditions and for the purposes of paragraph 1,
   Article 8 of Law 6,404/76, representatives of the appraising company, Hirashima & Associados - Consultoria em

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BANCO ITAU HOLDING FINANCEIRA S.A.                                        page 5
Extraordinary General Meeting of December 26, 2006 (3:00 pm)

   Transacoes e Reestruturacoes Societarias Ltda., responsible for the preparation of the valuation reports, the basis for the incorporation of the shares;

c) the stockholders of BankBoston Uruguay S.A., OCA Casa Financiera S.A., OCA S.A. and Boston Directo S.A., at meetings held on December 15 2006, had approved the said incorporation of shares and authorized the companies' management to subscribe the increase of capital stock in Banco Itau Holding Financeira S.A.;

              The clarifications having been made and the President having given the floor to those present, Dr. Henri Penchas, legal representative of the stockholder, Itausa - Investimentos Itau S.A., proposed that the delivery of the new shares should be made effective following the approval of the appropriate process by the Central Bank of Brazil and by the Central Bank of Uruguay and conditional on the compliance with the other provisions pursuant to the Agreements signed on May 1 2006 and August 8 2006.

              The President then submitted the proposals of the Board of Directors and that of the stockholder, Itausa - Investimentos Itau S.A. for discussion and voting by the stockholders, the said proposals being fully and unanimously approved, in particular:

a) the pertinent Justification and Protocol for the incorporation of shares, above transcribed;

b) the ratification of the appointment of the appraising company Hirashima & Associados - Consultoria em Transacoes e Reestruturacoes Societarias Ltda., which has prepared the valuation reports upon which the incorporation of shares shall be based and subsequently, these valuation reports, the contents of which all are aware;

c) the incorporation of the totality of shares representing the capital of the corporations BankBoston Uruguay S.A., OCA Casa Financiera S.A., OCA S.A. and Boston Directo S.A.;

d) the consequent: (i) increase in the capital stock by R$ 209,298,000.00 (equivalent to $ 2,272,976,280.00 Uruguayan pesos), changing the capital stock to R$ 13,090,418,000.00, through the issue of 3,130,392 new book entry common shares; (ii) alteration to the wording in the caption sentence to
   Article 3 of the corporate bylaws, which shall now read as follows:

         "Article 3 - CAPITAL AND SHARES - The capital stock is R$ 13,090,418,000.00 (thirteen billion, ninety million, four hundred and eighteen thousand Reais), represented by 1,204,589,776 (one billion, two hundred and four million, five hundred and eighty-nine thousand, seven hundred and seventy-six) book entry shares with no par value, of which 609,093,812 (six hundred and nine million, and ninety-three thousand, eight hundred and twelve) common and 595,495,964 (five hundred and ninety-five million, four hundred and ninety-five thousand, nine hundred and sixty-four) preferred shares with no voting rights but with the following advantages: I - priority in receiving a minimum non-cumulative annual dividend of R$ 0.055 per share, to be restated in the event of a stock split or reverse stock split; II - the right - in the event of the sale of a controlling stake - to be included in the public offering to acquire shares with a price equal to 80% (eighty percent) of the value paid for each share enjoying voting rights and comprising the controlling stockholding block, guaranteeing a dividend at least equal to that paid on the common shares."

              With no further items on the agenda, the President thanked all for their presence, declaring the Meeting closed and requesting the drafting of the minutes. These having been read and

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BANCO ITAU HOLDING FINANCEIRA S.A.                                        page 6
Extraordinary General Meeting of December 26, 2006 (3:00 pm)

approved, were signed by all stockholders present. Sao Paulo-SP, December 26 2006. (signed) Roberto Egydio Setubal - President; Carlos Roberto Zanelato - Secretary;...



                                           ALFREDO EGYDIO SETUBAL
                                         Investor Relations Officer